DXI Energy December 2015 Production Tops 1000 BOE/d
Total December BOE Production Rises 231% vs. Q4 2014 Average / 48% oil

VANCOUVER, BRITISH COLUMBIA--(Marketwired – January 6, 2016) - DXI Energy Inc. (TSX:DXI) (NYSE MKT:DXI) ("DXI" or the "Company"), an upstream oil and gas exploration and production company operating in Colorado's Piceance Basin and the Peace River Arch region in British Columbia, today announced record monthly production in December 2015 from its key North American projects.

Woodrush Project, NEBC:

The Woodrush project currently includes 4 oil wells and 9 natural gas wells with significant processing facilities and in place pipeline to support further expansion. The Company owns a 99% working interest in these wells and is the project operator. Logs, production graphs and waterflood data showing improved performance will be provided to the Company’s independent reserve engineers for consideration in the YE 2015 evaluation of the Company’s P & NG reserves that is expected to be available in Q1 2016. The Company has temporarily shut in certain non-dedicated gas production due to the current low commodity price. December production averaged a total of 746 BOE/d with 446 BO/d and 300 BOE/d of natural gas.

Kokopelli Project, Piceance Basin Colorado:

The Kokopelli project encompasses 12 producing natural gas wells that includes the Company’s deep Mancos discovery well that was successfully completed on Pad 21B as previously reported. Flow testing for the project is ongoing as the wells continue to flow back a significant amount of water. Permanent electrification of the PWD facility is scheduled to be completed during the current quarter. The Company’s share of production for December 2015 from this non-operated multi-zonal production project averaged 241 BOE gas and 38 BO and liquids per day. This 2,200-acre leasehold has the potential to host 50 vertical Mancos wells in addition to 200 Williams Fork wells. DXI maintains an ongoing 25% WI in this project.

“Our strong December performance is indicative of DXI’s successful transformation into a growing upstream production company despite the challenges of an irrational commodity market. We will continue to be focused on opportunistic low cost growth, being nimbly positioned to aggregate bolt-on producing assets to build cash flows and economic reserves as the energy market rebalances,” stated Robert Hodgkinson, CEO.

About DXI ENERGY INC.

DXI Energy Inc. is an upstream oil and natural gas exploration and production company operating projects in Colorado's Piceance Basin (39,998 net acres) and the Peace River Arch region in British Columbia (14,444 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE MKT:DXI) and Toronto Stock Exchange (DXI).

Statements Regarding Forward-Looking Information: This news release contains statements about the Company's satisfaction of the listing requirements of the NYSE MKT and continued listed on the NYSE MKT, which constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, general stock market volatility, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.'s operations, financial results or stock price, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
DXI Energy Inc.
Robert L. Hodgkinson
Chairman & CEO
604-638-5055
investor@dxienergy.com

DXI Energy Inc.
Craig Allison
Investor Relations - New York
914-882-0960
callison@dxienergy.com